UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


03025907

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C.
SECTION

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ____________ to ____________.

Commission file number: 01026

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITNEY HOLDING CORPORATION
228 St. Charles Avenue
New Orleans, LA 70130

PROCESSED
JUL 0 1 2003
THOMSON
FINANCIAL

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

TABLE OF CONTENTS

Financial Statements
Signature
Exhibit 23.1 – Consent of PricewaterhouseCoopers LLP
Exhibit 23.2 – Notice Regarding Consent of Arthur Andersen
Exhibit 99.1 – Certification of the Plan Administrator pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Whitney National Bank Savings Plus Plan

Financial Statements

December 31, 2002 and 2001

Whitney National Bank Savings Plus Plan
Contents
December 31, 2002 and 2001

Page(s)

Reports of Independent Auditors

Financial Statements

Statements of Net Assets Available for Plan Benefits 1

Statements of Changes in Net Assets Available for Plan Benefits 2

Notes to Financial Statements 3–7

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) 8

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.



PricewaterhouseCoopers LLP
639 Loyola Avenue
Suite 1800
New Orleans LA 70113
Telephone (504) 558 8200
Facsimile (504) 558 8960

Report of Independent Auditors

To the Participants and Administrator of
Whitney National Bank Savings Plus Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Whitney National Bank Savings Plus Plan (the "Plan") at December 31, 2002, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of December 31, 2001 were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on those financial statements in their report dated May 16, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 24, 2003

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH WHITNEY'S FILING ON FORM 11K FOR THE YEAR ENDED DECEMBER 31, 2001. THE REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THIS FILING ON FORM 11K FOR THE YEAR ENDED DECEMBER 31, 2002. FOR FURTHER DISCUSSIONS, SEE EXHIBIT 23.2 WHICH IS FILED HEREWITH

Report of Independent Public Accountants

To the Administrative Committee of
The Whitney National Bank Savings Plus Plan

We have audited the accompanying statements of net assets available for plan benefits of the Whitney National Bank Savings Plus Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held end of year) as of December 31, 2001 (Schedule I) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basis financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

New Orleans, Louisiana
May 16, 2002

Whitney National Bank Savings Plus Plan
Statements of Net Assets Available for Plan Benefits
As of December 31, 2002 and 2001

	2002	2001
Assets		
Investments, at fair value	$75,887,917	$78,851,322
Participant loans	2,231,570	2,006,260
Total investments	78,119,487	80,857,582
Dividends and interest receivable	168,643	-
Total assets	78,288,130	80,857,582
Liabilities		
Settlement payable	108,729	-
Total liabilities	108,729	-
Net assets available for plan benefits	$78,179,401	$80,857,582

The accompanying notes are an integral part of these financial statements.

Whitney National Bank Savings Plus Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2002

Investment income	
Interest	$ 184,787
Dividends	604,284
Net depreciation in fair value of investments (Note 4)	(7,409,419)
Total investment income	(6,620,348)
Contributions	
Employer	2,699,625
Employee	5,409,606
Total contributions	8,109,231
Benefits paid to participants	(5,680,354)
Administrative expenses	(14,225)
Total expenses	(5,694,579)
Decrease in net assets available for plan benefits	(4,205,696)
Fund transfers in related to acquisition (Note 1)	1,527,515
Net assets available for plan benefits:	
Beginning of year	80,857,582
End of year	$ 78,179,401

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following description of the Whitney National Bank Savings Plus Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Whitney National Bank (the "Bank") adopted the Thrift Incentive Plan for Employees of Whitney National Bank (the "Prececessor Plan"), effective December 31, 1952, for the benefit of its full-time employees. The Predecessor Plan was a defined contribution plan. Effective October 1, 1993, the Predecesor Plan was amended and restated to comply with the Tax Reform Act of 1986 and to clarify the terms of the Predecessor Plan concerning deferrals under Section 401(k) of the Internal Revenue Code of 1986, resulting in the Whitney National Bank Savings Plus Plan. The Plan was amended and restated January 1, 2002 to incorporate changes to certain plan administrative matters. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan Administration
Whitney National Bank is the Trustee for the Plan through its Investments & Trust Division, and the Plan is administered by the Bank acting through its Human Resources Department. The Plan's employee account record maintenance function is performed by an outside service organization, Fidelity Investments.

Contributions
Eligible participants may elect to contribute, on a pre-tax basis, from 1 percent to 15 percent of their compensation, as defined in the Plan document, through payroll deductions subject to certain limitations. The Bank matches the participant's eligible contributions dollar for dollar up to 4% of their compensation. This qualified the plan as a Safe Harbor Plan in 2002.

In addition to the matching contribution, the Bank may make a discretionary contribution to the Plan with the approval of the Bank's Board of Directors. No such contributions were made to the Plan for the year ended December 31, 2002.

During the first quarter of fiscal 2002, $1,527,515 of assets attributable to the former 401(k) retirement plan of employees of Northwest Bancorporation, Inc. was merged into the Plan. Northwest Bancorporation, Inc. became an affiliate of the Bank through its acquisition on October 26, 2001 by the Bank's parent company, Whitney Holding Corporation.

Vesting
Participants are immediately 100 percent vested in their voluntary contributions, Bank contributions and earnings thereon.

Benefits
Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in the account in a lump-sum distribution. Upon separation of service (other than through death, disability or retirement or after the age of 59-1/2), participants are allowed to transfer their account balance to another tax deferred qualified plan, or they may receive the balance in a lump-sum distribution subject to certain taxes and penalties imposed by the Internal Revenue Code and the Plan's rules regarding the availability of Plan distributions. Additionally, hardship distributions are permitted in some cases while employed, however these distributions are subject to Federal and State income taxes upon withdrawal and imposition of a penalty tax at year-end when the participant's tax liabilities are calculated. The Plan allowed certain in-service withdrawals by participants who are at least 59-1/2 years of age subject to the terms of the Plan.

Participant Accounts
Individual accounts are maintained for each of the Plan's participants to reflect the Bank's contributions, participant's contributions, and investment gains/losses on the participant's account balance.

Participation
The Plan covers all salaried employees of the Bank who have completed nine months or more of employment (eligible participants) as of the entry dates January 1, April 1, July 1, and October 1.

Participant Loans
Participants may borrow from their accounts, amounts ranging from a minimum of $1,000 to a maximum of 50 percent of the participant's balance not to exceed $50,000. Loan terms generally range from 1-5 years, but may extend up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the Wall Street prime rate plus 1 percent. The interest rate on outstanding loan balances ranged between 5.25 percent and 10.50 percent for 2002, and 5.75 percent and 10.50 percent for 2001. Principal and interest is paid ratably through semi-monthly payroll deductions. Upon origination of a loan, participants are charged an administrative fee in the amount of $75 that is expensed as incurred. Loan fees were $14,225 for the year ended December 31, 2002.

Investment Options
Under the provision of the Plan, participating employees are allowed to choose the manner in which all of their contributions are invested. Employees may choose from nine mutual funds, a stable value fund and Whitney Holding Corporation common stock.

Employees have the ability to change investment elections and transfer account balance funds among the various fund options on a daily basis.

Cash and Cash Equivalents
From time to time, the Whitney Stock Fund holds uninvested cash to meet certain distributions and on a short-term basis pending investment in additional Whitney Stock. During 2002 and 2001, cash held by the Whitney Stock Fund was invested in short-term institutional money market funds earning market rates of interest.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates

Investment Valuation and Income Recognition
Plan investments are stated at fair value except for loans to participants that are valued at cost, which approximates fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the plan at year end. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on transactions are computed by determining the cost of the investment sold on a specific identification basis.

Administrative Expenses
Under the Plan, as amended, the Bank may elect to charge administrative fees and expenses against the assets of the Plan, subject to certain requirements imposed by applicable law. This election can be made annually and need not be the same each year. Substantially all of the administrative expenses of the Plan were borne by the Bank in 2002.

Certain asset management fees are imposed under each of the investment options offered by the Plan. These management fees are charged against the return earned by the applicable investment option. No sales commission or other front-end or back-end charges (loads) are imposed with respect to the acquisition or disposition of investment options under the Plan.

Payment of Benefits
Benefits are recorded when paid.

3. Investment Contract with Insurance Company

As a result of bank acquisition in 1998, an investment contract valued at approximately $1.4 million was transferred into the Plan. The Pan American Life Insurance Company (Pan American) is the issuer of the investment contract, and Pan American maintains the respective participant investment balances in a pooled account consisting of five deposits. Upon transfer into the Plan, the contract was frozen, and no additional investments (or contributions) are allowed to be made with respect to the investment contract based on the terms of the Plan. All deposits have matured or been withdrawn as of December 31, 2002. The contract balance as of December 31, 2001 was $203,335, which approximated fair value. The average yield and crediting interest rates were approximately 5.25 percent and 5.60 percent, respectively, for 2001. The crediting interest rate was derived from an agreed-upon formula with the issuer.

4. Investments

The following is a detail of investments that represent 5 percent or more of total net assets as of December 31, 2002 and 2001:

Issuer	2002	2001
Fidelity Advisor Stable Value Portfolio	$14,463,750	$11,844,926
Fidelity Advisor Intermediate Bond Fund	4,192,503	3,552,834
Fidelity Advisor Equity Income Fund	11,630,449	13,727,194
Fidelity Advisor Growth Opportunities Fund	5,606,585	7,253,246
Fidelity Advisor Equity Growth Fund	12,772,743	17,535,228
Whitney Stock Fund (including cash of $586,174 and $548,758 as of December 31, 2002 and 2001, respectively)	19,460,653	15,959,402

During 2002, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $7,409,419 as follows:

	Year Ended December 31, 2002
Investments in Registered Investment Companies	$(10,277,444)
Investment in Common & Collective Trusts	677,802
Investment in Whitney Stock Fund	2,190,223
Net Change in Fair Value	$ (7,409,419)

5. Investment In Whitney Holding Corporation Stock

The Plan held investments in the Bank's parent, Whitney Holding Corporation (the "Corporation") as follows:

	2002	2001
Number of shares held	566,291	527,160
Market value of shares	$18,874,479	$15,410,644
As a % of the total market value of Plan assets	24.11%	19.10%
As a % of the outstanding common shares of the Corporation	1.42%	1.33%

With regard to the Whitney Stock Fund the Plan utilizes a unit value method for tracking the market value of assets invested in this fund option. As of December 31, 2002 and 2001, there were approximately 988,898 and 940,249 units outstanding with a market value of approximately $19.68 and $16.97 per unit (excluding amounts attributable to receivables), respectively related to the Whitney Stock Fund.

6. Risks and Uncertainties

The Plan provides for various investments in mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

7. Related-Party Transactions

Certain Plan investments are shares of mutual funds, managed by Fidelity Investments, and Whitney Holding Corporation common stock. Fidelity Investments is the recordkeeper as defined by the Plan and Whitney Holding Corporation is the Bank's parent. Therefore, these transactions qualify as party-in-interest transactions.

8. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a determination letter dated May 31, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

9. Plan Termination

While it has not expressed any intention to do so, the Bank has the right under the Plan to terminate its participation in the Plan at any time by delivering written notice to the Trustee at least ten days prior to the proposed effective termination date. In the event the Plan terminates, the Trustee would, in accordance with written instructions of the Bank, either (1) distribute the Plan's assets of such participants after payment of any expenses properly chargeable to the Plan, or (2) continue to hold and administer the assets in accordance with the Plan and Trust agreements.

Whitney National Bank Savings Plus Plan
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
December 31, 2002

Issuer/Description	Shares Held	Current Value
Registered Investment Companies		
Fidelity Advisor Intermediate Bond Fund*	371,347	4,192,503
Fidelity Advisor Balanced Fund*	219,545	3,040,702
Fidelity Advisor Equity Income Fund*	567,339	11,630,449
Fidelity Advisor Growth Opportunities Fund*	252,891	5,606,585
Fidelity Spartan US Equity Index*	89,122	2,776,152
Fidelity Advisor Equity Growth Fund*	363,999	12,772,743
Fidelity Overseas Fund*	91,067	999,915
Fidelity Index Mid Cap Fund*	30,876	440,287
Fidelity Advisor Value Strategies Fund*	25,412	504,178
Subtotal Registered Investment Company		41,963,514
Common & Collective Trusts		
Fidelity Advisory Stable Value Portfolio*	14,463,750	$14,463,750
Whitney Stock Fund		
Whitney Holding Corporation Stock*	566,291	18,874,479
Whitney Stock Fund Cash*		586,174
Subtotal Whitney Stock Fund		19,460,653
Participant Loans		
Various participants (the interest rate ranged from 5.25% - 10.50% during 2002)*		2,231,570
Assets (Held at End of Year)		$78,119,487

*Denotes party-in-interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

Date: June 27, 2003

Paul D. Bergeron
Plan Administrator



EXHIBIT 23.1

PricewaterhouseCoopers LLP
Suite 1800
639 Loyola Avenue
New Orleans LA 70113
Telephone (504) 558 8200
Facsimile (504) 558 8960

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-68506) of Whitney Holding Corporation of our report dated June 24, 2003 relating to the financial statements and supplemental schedule of the Whitney National Bank Savings Plus Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

June 26, 2003

Exhibit 23.2

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

This notice is filed as an exhibit to the Annual Report on Form 11-K for the Whitney National Bank Savings Plus Plan (the "Plan") for the year ended December 31, 2002, which is incorporated by reference into the Plan's registration statement on Form S-8 No. 33-68506 (the "Registration Statement").

Section 11(a) of the Securities Act of 1933, as amended (the "Securities Act"), provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, every accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.

An Annual Report on Form 11-K filed subsequent to the Registration Statement is incorporated by reference into the Registration Statement and is deemed to be a new registration statement for purposes of determining liability under Section 11(a) of the Securities Act. The financial statements included in the Annual Report on Form 11-K for the Plan year ended December 31, 2001, incorporated by reference into the Registration Statement, were audited by Arthur Andersen LLP ("Arthur Andersen"). On May 22, 2002, Whitney Holding Corporation dismissed Arthur Andersen LLP as its independent auditors. After reasonable efforts, the Plan has been unable to obtain the written consent of Arthur Andersen to incorporate by reference into the Registration Statement the audit report of Arthur Andersen with respect to the Plan's financial statements as of December 31, 2001 and for the year then ended. Under these circumstances, Rule 437a under the Securities Act permits the Plan to file this Form 11-K, which is incorporated by reference into the Registration Statement, without having received the written consent from Arthur Andersen that otherwise would have been required. Because Arthur Andersen's consent has not been obtained, purchasers of the securities will be unable to pursue a claim against Arthur Andersen for liability under Section 11(a) of the Securities Act.

EXHIBIT 99.1

WHITNEY NATIONAL BANK SAVINGS PLUS PLAN

CERTIFICATION OF PLAN ADMINISTRATOR
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of the Whitney National Bank Savings Plus Plan (the "Plan") for the year ended December 31, 2002, as filed with the Securities Exchange Commission (the "Annual Report"), I, Paul D. Bergeron, Plan Administrator of the Plan, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Paul D. Bergeron
Plan Administrator

Dated June 27, 2003